

June 23, 2023

Bradley Herring
Chief Financial Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

> **Re: Enfusion, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-40949**

Dear Bradley Herring:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology